B. F. SAUL REAL ESTATE

Investment Trust

7501 WISCONSIN AVENUE, SUITE 1500, BETHESDA, MARYLAND 20814-6522

(301) 986-6000

February 9, 2007

Paul Cline

Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	B. F. Saul Real Estate Investment Trust

File No. 001-07184

Form 10-K for the Fiscal Year Ended September 30, 2006

Dear Mr. Cline:

I am writing in response to your letter dated January 29, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on B.F. Saul Real Estate Investment Trust’s (the “Company” or “we”) Form 10-K for the Fiscal Year Ended September 30, 2006. We appreciate and have carefully considered the Staff’s comments on the Form 10-K, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Consolidated Statements of Cash Flows, page 83

1.	Please revise to disclose where you present the proceeds from the sales of loans held for securitization and/or sale that were transferred from loans receivable, the cash flows from which are reported in the investing section in the statements of cash flows.

Proceeds from the sale of loans held for securitization and/or sale, which were transferred from loans receivable, are reflected in the statements of cash flows on the line “Proceeds from sales of loans held for securitization and/or sale.” Beginning with our Form 10-Q for the quarter ended December 31, 2006, we will add the following language to the footnotes to the financial statements.

Proceeds from the sales of loans held for securitization and/or sale that were transferred from loans receivable are included in the Statements of Cash Flows in the line “Proceeds from sales of loans held for securitization and/or sale.”

In periods where such proceeds are received, we will also disclose the amount that was received during that period.

B. F. SAUL REAL ESTATE

Note 3. Summary of Significant Accounting Policies – The Bank:

Goodwill and Other Intangible Assets, page 91

2.	We note that you have contingent payments related to your purchase of an investment management company in October 2005. Please revise to disclose the nature of the contingencies and the accounting treatment related to any future contingent payments. Refer to paragraph 51(f) of SFAS 141.

The contingencies relate to the performance of the purchased asset management business. The amount of any future payment will be based on actual revenues generated by the business. We disclosed a range of expectations; however, based on the nature of the contingency, the actual payment may be less or more than the indicated range, even as low as zero.

The purchase of this company is not material to the operations or financial condition of the company, taken as a whole. Nevertheless, because future payments will increase the amount of goodwill and the Bank’s capital ratios are impacted by the amount of goodwill, we disclosed the potential impact of future payments on the amount of goodwill.

Beginning with our Form 10-K for the year ending September 30, 2007, we will modify the disclosure to read as follows (updated for activity occurring during fiscal 2007).

In October 2005, another subsidiary of the Bank purchased an investment management company and recorded goodwill of $6,929 and an intangible asset of $1,873. The intangible asset is being amortized over its expected life. Depending on the performance of the purchased business, the subsidiary could be required to pay additional amounts, which could be as little as zero but are currently estimated to be between $14,000 and $17,000, to the seller over the next three years. Any additional amounts paid will be treated as additional purchase price and recorded as goodwill.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (240) 497-7335 if you have any questions or require additional information.

Sincerely,

/s/ Stephen R. Halpin, Jr.
Stephen R. Halpin, Jr.
Vice President and Chief Financial Officer